UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41796

NATURE WOOD GROUP LIMITED

(Registrant’s Name)

Avenida da Amizade no. 1287

Chong Fok Centro Comercial, 13 E

Macau S.A.R.

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Nature Wood Group Limited (the “Company”) today announced to hold the annual general meeting of shareholders of the Company on December 16, 2025 (the “2025 AGM”).

EXHIBITS

Exhibit No.	Description
99.1	Notice of the 2025 AGM
99.2	Form of Proxy for the 2025 AGM
99.3	Voting Instructions of American Depositary Shares for the 2025 AGM
99.4	Form of Second Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nature Wood Group Limited

	By:	/s/ Liying WANG
	Name:	Liying WANG
	Title:	Director and Chief Executive Officer

Date: November 12, 2025